Mail Stop 3561

February 20, 2008

Ms. Indra K. Nooyi
President and Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

       Re: PepsiCo, Inc.
                Form 10-K for Fiscal Year Ended
                December 30, 2006
                Filed February 20, 2007 and
                Response of February 19, 2008
                File No. 001-01183

Dear Ms. Nooyi:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

                Sincerely,

                John Reynolds
                Assistant Director

cc: Mr. Thomas H. Tamoney, Jr.
Vice President, Deputy General Counsel and Assistant Secretary
PepsiCo, Inc.
Fax 914-253-3123

Ms. Meredith Cross, Esq.
Wilmer Hale
Fax 202-663-6363